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November 5, 2014 VIA EDGAR AND OVERNIGHT DELIVERY Jay Ingram Legal Branch Chief Division of Corporation Finance United States Securities and Exchange Commission 100 F St., N.E. Washington, D.C. 20549	Abu Dhabi Barcelona Beijing Boston Brussels Chicago Doha Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid	Milan Moscow Munich New Jersey New York Orange County Paris Riyadh Rome San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Re:	Axalta Coating Systems Ltd.

Amendment No. 3 to Registration Statement on Form S-1

Filed October 30, 2014

File No. 333-198271

Dear Mr. Ingram:

On behalf of our client, Axalta Coating Systems Ltd., a Bermuda exempted limited liability company (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, we are transmitting this letter in response to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated November 4, 2014 with respect to the above-captioned Registration Statement on Form S-1 of the Company.

The numbered paragraph in italics below sets forth the Staff’s comment together with the Company’s response. For the Staff’s convenience, we are also sending, by courier, copies of this letter.

General

1.	We note that you have presented preliminary financial results for the quarter ended September 30, 2014. Please confirm that if the financial statements for this period are available or become available prior to the effective date of the registration statement, you will include them in the filing.

Response: The Company respectfully notes the Staff’s comment and advises the Staff that its financial closing procedures for the quarter ended September 30, 2014 are not complete and it believes these financial statements will not become available prior to the effective date of the Registration Statement; however, the Company confirms that if such financial statements become available prior to the effective date of the Registration Statement, it will include them in the filing.

November 5, 2014

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (202) 637-1028 or my colleague, Jason M. Licht, at (202) 637-2258 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Patrick H. Shannon

Patrick H. Shannon of LATHAM & WATKINS LLP

Enclosures

cc: (via email)

Charles W. Shaver of Axalta Coating Systems Ltd.

Robert W. Bryant of Axalta Coating Systems Ltd.

Michael F. Finn of Axalta Coating Systems Ltd.

Kamyar Daneshvar

Jeff Gordon

Jeanne Baker

Jason Licht of Latham & Watkins LLP